EXHIBIT 99.1

SKF doubles its manufacturing capacity in Indonesia to support strong growth

GOTEBORG, Sweden, Sept. 14, 2005 (PRIMEZONE) -- SKF doubles its manufacturing capacity in Indonesia to support strong growth

SKF has decided to build a second factory next to the existing one on its premises in Jakarta, Indonesia.

The strong demand for the Group's ball bearings from the two-wheeler market in Asia has led to a need for increased manufacturing capacity. The new factory, which will double SKF's capacity in Indonesia, will be completed in 2007 and will employ some 200 people. The total investment is SEK 200 million.

The world production of two-wheelers was some 38 million units in 2004 with more than 80% of the two-wheelers sold in Asia. The market is expected to grow by more than 25% until 2007.

SKF today manufactures ball bearings for the Asian two-wheeler market in Indonesia and in India. During the last years SKF has grown its sales in Indonesia substantially and has a very strong position in the market with a market share that gives the Group a clear position as number one.

Goteborg, September 14, 2005

 Aktiebolaget SKF
 (publ.)

For further information, please contact: PRESS: Lars G Malmer, SKF Group Communication, tel. +46 (0)31 337 1541, e-mail: Lars.G.Malmer@skf.com IR: Marita Bjork, SKF Investor Relations, tel. +46 (0)31 337 1994, e-mail: Marita.Bjork@skf.com

Aktiebolaget SKF SE-415 50 Goteborg, Sweden Tel. +46 31 337 10 00 Fax. +46 31 337 17 22 www.skf.com

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